UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AUDIENCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35528	91-2061537
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

331 Fairchild Drive

Mountain View, CA 94043

(Address of principal executive offices) (Zip Code)

Craig H. Factor

(650) 254-2800

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

For the reporting period from January 1, 2013 to December 31, 2013, Audience, Inc., (“Audience” or the “Company”), determined that certain conflict minerals, as defined in Section 1, Item 1.01(d)(3) of Form SD, are necessary to the functionality or production of products contracted by Audience to be manufactured. Accordingly, the Company conducted a reasonable country of origin inquiry to determine whether during 2013 conflict minerals originated in the Democratic Republic of the Congo or certain adjoining countries, which are referred to in this Form SD collectively as the “Covered Countries.” The Company then conducted due diligence designed to conform to the Organisation for Economic Co-operation and Development (“OECD”), Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas in order to determine whether any of the conflict minerals necessary to the functionality or production of the Company’s products originated from any of the Covered Countries and whether these conflict minerals benefitted, directly or indirectly, armed groups in any of the Covered Countries.

Based on the due diligence the Company conducted and the representations made by its contract manufacturers, Audience is unable to conclude, whether or not the origin of the conflict minerals used in its products during 2013 were from the Covered Countries. Accordingly the Company has determined that its products were “DRC conflict undeterminable” as defined in Section 1, Item 1.01(d)(5) of Form SD, for the 2013 reporting period.

Conflict Minerals Disclosure

This Form SD of Audience, Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at http://investor.audience.com/governance.cfm.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits.

Exhibit 1.02 – 2013 Conflict Minerals Report of Audience, Inc. as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Audience, Inc.

By:	/s/ Craig H. Factor
Name:	Craig H. Factor
Title:	Vice President, General Counsel and Secretary

Date: June 2, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.02	2013 Conflict Minerals Report of Audience, Inc.